Exhibit 4.4
SHARE ESCROW AGREEMENT dated as of 24 April 2006 (the “Agreement”), by and among:
(1) Cross Shore Acquisition Corporation, a company organised under the laws of the State of Delaware with its registered office at Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801 (“Company”);
(2) Dennis Smith, Edward Yang, Jon Burgman, Stephen Stonefield, CSA I, LLC, CSA II, LLC, CSA III, LLC and Sunrise Securities Corp. (“Sunrise”) (each a “Founding Shareholder” and together the “Founding Shareholders”); and
(3) Collins Stewart (Cl) Limited, a company Incorporated in and registered under the laws of Guernsey, with its registered office at 2nd Floor, No. 1 Le Truchot, St. Peter Port, Guernsey, GY1 4AE (the “Escrow Agent”).
     WHEREAS, the Founding Shareholders have agreed to subscribe (directly or indirectly) for, and the Company has agreed to issue to such Founding Shareholders, 4,666,667 shares of common stock, par value $0,0001 per share (the “Shares”), such Shares subscribed for being the “Founding Shares”;
     WHEREAS, the Founding Shareholders have agreed as a condition of their subscription for the Founding Shares to deposit such Founding Shares as are set forth opposite their respective names in Exhibit A attached hereto (collectively the “Escrow Shares”), in escrow as hereinafter provided;
     WHEREAS, the Company and the Founding Shareholders desire that the Escrow Agent hold the Escrow Shares, in escrow, to be held and disbursed as hereinafter provided.
     IT IS AGREED:
     1. Appointment of Escrow Agent. The Company and the Founding Shareholders hereby appoint the Escrow Agent to act in accordance with and subject to the terms of this Agreement and the Escrow Agent hereby accepts such appointment and agrees to act in accordance with and subject to such terms.
     2. Deposit of Escrow Shares. On or before the Admission Date, each of the Founding Shareholders shall deliver to the Escrow Agent certificates representing its respective Escrow Shares, to be held and disbursed subject to the terms and conditions of this Agreement. For the purposes of this Agreement, “Admission Date” means the date on which the Shares and Warrants (as such term is used in the offering circular of the Company dated on or about the date hereof (the “Offering Circular”)) of the Company are first admitted to trading on AIM (a market operated by the London Stock Exchange plc). For the avoidance of doubt, title to the Escrow Shares shall remain with the Founding Shareholders.
     3. Disbursement of the Escrow Shares. The Escrow Agent shall hold the Escrow Shares until the third anniversary of the Admission Date (the “Escrow Period”). On the expiry of the Escrow Period, the Escrow Agent shall, upon written instructions from the Company, disburse each of the Founding Shareholder’s Escrow Shares to such Founding Shareholder; provided, however, that if the Escrow Agent is notified in writing by the Company that the Company:
(a)	is being dissolved or liquidated at any time during the Escrow Period, then the Escrow Shares shall be forfeited and the Escrow Agent shall return the certificates representing the Escrow Shares to the Company for cancellation of the Escrow Shares;

(b)	having consummated a Qualified Business Combination (as such term is used in the Offering Circular), intends to consummate a liquidation, merger, amalgamation, share exchange or other similar transaction which results in (or would result in) all of the shareholders of such resulting entity having the right to exchange their Shares for cash, securities or other property, then the Escrow Agent will, upon receipt of a certificate executed by the chairman or chief executive officer of the Company, in a form reasonably acceptable to the Escrow Agent, stating that such transaction is being consummated, release the Escrow Shares to the Founding Shareholders when the consummation of the transaction becomes unconditional in all respects (save for consummation of such exchange) so that they can similarly participate; or

(c)	is repurchasing any of the Escrow Shares in accordance with its certificate of incorporation or otherwise for cancellation, then the Escrow Agent will, upon receipt of a certificate stating that such repurchase is being undertaken, executed by the chairman or chief executive officer of the Company and in a form reasonably acceptable to the Escrow Agent (the “Repurchase Notice”), release such number of Escrow Shares as are specified in the Repurchase Notice to the Company for repurchase and cancellation.
     The Escrow Agent shall have no further duties hereunder in respect of any Escrow Shares which have been disbursed or destroyed in accordance with this Section 3 and shall have no further duties under this Agreement once all Escrow Shares have been disbursed or destroyed in accordance with this Section 3.
     4.  Rights of Founding Shareholders in Escrow Shares.
     4.1 Voting Rights as a Shareholder. Subject to the terms of the Insider Letters (as defined in Section 4.4 hereof) and except as herein provided, the Founding Shareholders shall retain all of their rights as holders of Shares in the Company during the Escrow Period, including, without limitation, the right to vote in respect of such Shares.
     4.2 Dividends and Other Distributions in Respect of the Escrow Shares. During the Escrow Period, all dividends or other distributions payable in cash with respect to the Escrow Shares shall be paid to the Founding Shareholders, but all dividends payable in shares or other non-cash property (“Non-Cash Dividends”) shall be delivered to the Escrow Agent to hold in accordance with the terms hereof. As used herein, the term “Escrow Shares” shall be deemed to include the Non-Cash Dividends distributed thereon, if any.
     4.3 Restrictions on Transfer. During the Escrow Period, no sale, transfer or other disposition may be made of any or all of the Escrow Shares except (i) by gift to a member of a Founding Shareholder’s immediate family or to a trust, the beneficiary of which is a Founding Shareholder or a member of a Founding Shareholder’s immediate family, (ii) by virtue of the laws of descent and distribution upon death of any Founding Shareholder, or (iii) pursuant to a qualified domestic relations order; provided, however, that such permissive transfers may be implemented only upon the respective transferee’s written agreement to be bound by the terms and conditions of this Agreement and of the Insider Letter signed by the Founding Shareholder transferring the Escrow Shares. During the Escrow Period, the Founding Shareholders shall not pledge or grant a security interest in the Escrow Shares or grant a security interest in their rights under this Agreement.
     4.4 Insider Letters. Each of the Founding Shareholders has executed a letter agreement with Collins Stewart Limited (“Collins Stewart”), the Company and, save in the case of Sunrise’s Insider Letter, Sunrise, dated as indicated on Exhibit A hereto (“Insider Letter”), in connection with the rights and obligations of such Founding Shareholder in certain events, including but not limited to the liquidation of the Company.
     5.  Concerning the Escrow Agent.
     5.1 Good Faith Reliance. The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and in the exercise of its own best judgment, and may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is reasonably believed by the Escrow Agent to be genuine after appropriate due diligence and to be signed or presented by the proper person or persons. The Escrow Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement unless evidenced in writing delivered to the Escrow Agent signed by the proper party or parties and, if the duties or rights of the Escrow Agent are affected, unless it shall have given its prior written consent thereto.
     5.2 Indemnification. The Escrow Agent shall be indemnified and held harmless by the Founding Shareholders from and against any expenses, including counsel fees and disbursements, or loss suffered by the Escrow Agent in connection with any action, suit or other proceeding involving any claim which in any way, directly or indirectly, arises out of or relates to this Agreement, the services of the Escrow Agent hereunder, or the Escrow Shares held by it hereunder, other than expenses or losses arising from the gross negligence, fraud, bad faith, willful default or willful misconduct of the Escrow Agent. Promptly after the receipt by the Escrow Agent of notice of any demand or claim or the commencement of any action, suit or proceeding, the Escrow Agent shall notify the other parties hereto in writing. In the event of the receipt of such notice, the Escrow Agent shall retain the Escrow Shares pending receipt of instructions from each of the Company and the Founding Shareholders or receipt of an order of a court having jurisdiction over any of the parties hereto directing to whom and under what circumstances the Escrow Shares are to be disbursed and delivered. The provisions of this Section 5.2 shall survive in the event the Escrow Agent resigns or is discharged pursuant to Sections 5.5 or 5.6 below.
     5.3 Compensation. The Escrow Agent shall be entitled to a fee of $4,000 from the Company for all services rendered by it hereunder. The Escrow Agent shall also be entitled to reimbursement from the Company for all expenses paid or incurred by it in the administration of its duties hereunder including, but not limited to, all counsel, advisors’ and agents’ fees and disbursements and all taxes or other governmental charges.
     5.4 Further Assurances. From time to time on and after the date hereof, the Company and the Founding Shareholders shall deliver or cause to be delivered to the Escrow Agent such further documents and instruments and shall do or cause to be done such further acts as the Escrow Agent shall reasonably request to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected in acting hereunder.
     5.5 Resignation. The Escrow Agent may resign at any time and be discharged from its duties as escrow agent hereunder by its giving the other parties hereto written notice and such resignation shall become effective as hereinafter provided. Such resignation shall become effective at such time that the Escrow Agent shall turn over to a successor escrow agent appointed by the Company, the Escrow Shares held hereunder.
     5.6 Discharge of Escrow Agent. The Escrow Agent shall resign and be discharged from its duties as escrow agent hereunder if so requested in writing at any time by the Company and a majority of the Founding Shareholders, jointly, provided, however, that such resignation shall become effective only upon acceptance of appointment by a successor escrow agent as provided in Section 5.5.
     5.7 Liability. Notwithstanding anything herein to the contrary, the Escrow Agent shall not be relieved from liability hereunder for its own gross negligence or its own willful misconduct.
     6.  Miscellaneous.
     6.1 Governing Law. This Agreement shall for all purposes be deemed to be made under and shall be construed in accordance with the laws of England and Wales and the parties hereto agree to submit all disputes hereunder to the non-exclusive jurisdiction of the courts of England and Wales. Any action, proceeding or claim to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in section 6.6 hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim.
     6.2 Third Party Beneficiaries. Each of the Company and the Founding Shareholders hereby acknowledge that Collins Stewart is a third party beneficiary of this Agreement, and that this Agreement may not be modified or changed without the prior written consent of Collins Stewart. Except as explicitly provided herein, the parties do not intend that any person who is not a signatory to this Agreement (a “Third Party”) shall acquire any right under this Agreement (whether or not pursuant to the Contracts (Rights of Third Parties) Act 1999) nor that the consent of or any notice to any Third Party shall be required for the variation, rescission or termination of this Agreement.
     6.3 Entire Agreement. This Agreement contains the entire agreement of the parties hereto with respect to the subject matter hereof and, except as expressly provided herein, may not be changed or modified except by an instrument in writing signed by the party to be charged.
     6.4 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation thereof.

     6.5 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their legal representatives, successors and assigns.
     6.6 Notices. Any notice or other communication required or which may be given hereunder shall be in writing and either be delivered personally or be mailed, certified or registered mall, or by private national courier service, return receipt requested, postage prepaid, and shall be deemed given when so delivered personally or, if mailed, two days after the date of mailing, as follows:
If to the Company, to:
Cross Shore Acquisition Corporation
Corporation Trust Center
1209 Orange Street
City of Wilmington
County of New Castle
Delaware 19801
Attn: Chief Executive Officer
If to a Founding Shareholder, to the address set forth in Exhibit A, provided that in the case of Dennis Smith and Edward Yang, service on CSA I, LLC, CSA II, LLC or CSA III, LLC shall constitute notice on each of them in respect of their holdings in each of those companies, respectively.
and if to the Escrow Agent, to:
Collins Stewart (Cl) Limited
2nd Floor
No. 1 Le Truchot
St. Peter Port
Guernsey
GY1 4AE
Attn: Andrew Duquemin
A copy of any notice sent hereunder shall be sent to (but shall not constitute notice):
Collins Stewart Limited
9th Floor
88 Wood Street
London
EC2V 7QR
Attn: Seema Paterson
and:
Weil, Gotshal & Manges
One South Place
London, EC2M 2WG
United Kingdom
Attn: Graham Defries
Wayne Rapozo
and:
Fried, Frank, Harris, Shriver & Jacobson (London) LLP.
99 City Road

London, EC1Y0TT
United Kingdom
Attn: Sian Withey
The parties may change the persons and addresses to which the notices or other communications are to be sent by giving written notice to any such change in the manner provided herein for giving notice.
     6.7 Liquidation of Company. The Company shall give the Escrow Agent written notification of the liquidation and dissolution of the Company in the event that the Company fails to consummate a Business Combination by the Qualified Business Combination Deadline (such terms as defined in the Offering Circular).

WITNESS the execution of this Agreement as of the date first above written.

CROSS SHORE ACQUISITION CORPORATION

By:	/s/ Dennis Smith

Name:
Title:

FOUNDING SHAREHOLDERS:

/s/ Dennis Smith

DENNIS SMITH

/s/ Edward Yang

EDWARD YANG

/s/ Stephen Stonefield

STEPHEN STONEFIELD

/s/ Jon Burgman

JON BURGMAN

/s/ Dennis Smith

CSA I, LLC

/s/ Dennis Smith

CSA II, LLC

/s/ Dennis Smith

CSA III, LLC

/s/ Marcia Kucher

SUNRISE SECURITIES CORP.

COLLINS STEWART (Cl) LIMITED

By:	/s/ Seema Paterson

Name: SEEMA PATERSON
Title: DIRECTOR, CORPORATE FINANCE